Mail Stop 3561
      March 29, 2006

Via Fax and U.S. Mail

Mr. Myongsu Kong
Vice President
Citigroup Mortgage Loan Trust Inc.
390 Greenwich Street
New York, New York 10013

Re:	Citigroup Mortgage Loan Trust Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed February 28, 2006
	File No. 333-131136

Dear Mr. Kong,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Registration Statement on Form S-3

General
1. We note your response to prior comment 1. However, it is unclear whether your confirmation applies to any affiliates of the depositor.
Please confirm that any affiliates of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class, if applicable.

Prospectus Supplement 1

Mortgage Loan Statistics for all Mortgage Loans, page S-26
2. We note your response to prior comment 12. However, we fail to see revisions made to Annex II. Please include the form of tabular format you plan to use for the pool characteristics in Annex II in your next amendment.

Prospectus Supplement 2

Base Prospectus

Exchangeable Securities, page 79
3. Please provide us with your analysis of how exchangeable securities comply with Rule 3a-7 of the Investment Company Act.
4. Refer to the second paragraph on page 79. Please tell us the meaning of the phrase "distinct combination of uncertificated interests in the trust fund" and explain why the interests would be uncertificated.

Exchanges, page 80
5. Please advise us whether you intend to register the exchange.
6. Please explain to us how you can ensure that the aggregate principal and annual interest will equal that of the exchanged security in the case of an exchange of floating-rate securities for fixed-rate securities.






Pooling and Servicing Agreement
7. We note your response to prior comment 35. However, we cannot locate the refiled pooling and servicing agreement that includes the exhibits to the agreement on EDGAR. Please refile the pooling and servicing agreement with your next amendment to the registration statement.

*   *   *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3348.

      Sincerely,



      Jennifer G. Williams
      Special Counsel



cc:     Via Facsimile: (212) 912-7751
         Mr. Mark Russo, Esq.
         Thacher Proffitt & Wood LLP
         Telephone: (212) 912-7550



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Mr. Myongsu Kong
Citigroup Mortgage Loan Trust Inc.
March 29, 2006
Page 1